UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42724

Rich Sparkle Holdings Limited

(Registrant’s Name)

Portion 2, 12th Floor, The Center,
99 Queen’s Road Central,
Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Rich Sparkle,” “we,” “us” and “our” refer to Rich Sparkle Holdings Limited and its subsidiaries.

Entry into a Material Definitive Agreement

On January 9, 2026, Rich Sparkle Holdings Limited, a business company limited by shares incorporated in the British Virgin Islands (the “Company”), entered into private placement subscription agreements (the “Purchase Agreement”) with certain accredited investors in a private placement (the “Private Placement”) of 3,000,000 ordinary shares, no par value, at the purchase price of US$13.0 per ordinary share. The Private Placement is expected to close on or about January 23, 2026, subject to the satisfaction of customary closing conditions set forth in the Purchase Agreement.

The gross proceeds of the Private Placement are expected to be approximately US$39,000,000, before deducting offering expenses payable by the Company. The Company intends to use the net proceeds from the Private Placement for general working capital and other general corporate purposes.

The securities to be issued and sold by the Company in the Private Placement, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements of the Securities Act and such state securities laws.

The foregoing summaries of the Purchase Agreement do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits10.1 to this current report on Form 6-K and are incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Private Placement Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rich Sparkle Holdings Limited

Date: January 9, 2026	By:	/s/ Ka Wo, NG
	Name:	Ka Wo, NG
	Title:	Director and Chairman of the Board

2